MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

December 28, 2012

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on September 10, 2012 regarding post-effective amendment no. 336 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 337 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) to register a new series of the Trust to be designated PowerShares Fundamental Emerging Markets Local Debt Portfolio (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure in bold to show changes from the original post-effective amendment filed on July 27, 2012.

Pursuant to your request, we have included all missing data from the July 27th filing in our response below. In addition, all missing data and information from the July 27th filing will be incorporated into the next post-effective amendment.

Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 336.

Prospectus

1.                                      Comment:                                     Cover Page: Please explain what is meant by the terms “fundamental” and “local” in the Fund’s name.

Response:                                        The use of the word “fundamental” in the Fund’s name reflects the fact that the Fund’s index provider evaluates emerging market countries based on a methodology that ranks those countries in each of four “fundamental” measures of a country’s economic health: gross domestic product, population, land area and energy use.  The use of the word “local” in the Fund’s name reflects the fact that the bonds in which the Fund will invest are issued in the local currencies of those emerging market countries.

We have revised the first paragraph of the section describing the Fund’s principal investment strategies to further explain these concepts. The revised language reads as follows:

“The Fund generally will invest at least 80% of its total assets in the bonds issued by the national governments of emerging market countries that comprise the Underlying Index. The Underlying Index measures the potential return of a portfolio of bonds issued by the national governments of 14 emerging market countries, all in the respective local currency.  Research Affiliates, LLC (“RA”) and Citigroup Index LLC (“Citigroup” or the “Index Provider”) jointly select the emerging market countries from a set of existing indices that Citigroup has produced that measure government bond markets.  To be included in the Underlying Index, countries must have at least an investment grade domestic sovereign debt rating by either Standard & Poor’s (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”).

Strictly in accordance with its existing guidelines and mandated procedures, Citigroup selects bonds from the eligible emerging market countries for inclusion in the Underlying Index that have at least one year to maturity and a minimum rating of “C” by either S&P or Moody’s. Using RA’s a proprietary weighting methodology, the Index Provider annually weights the bonds of each selected country in the Underlying Index based on that country’s composite rankings in four fundamental measures of a country’s economic strength: gross domestic product, population, land area and energy use. As of June 30, 2012, the Underlying Index included bonds issued by the national governments of Brazil, Colombia, Chile, the Czech Republic, Hungary, Indonesia, Malaysia, Mexico, Peru, the Philippines, Poland, South Africa, Thailand and Turkey.”

2.                                      Comment:                                     Page 4: Please revise the “Concentration Policy” to indicate that the policy is to invest more than 25% of the value of the Fund’s net assets (rather than total assets), so as to conform to investment restriction (1) as stated in the Statement of Additional Information.

Response:                                        Agreed. We have revised the language accordingly. The policy now reads as follows:

“Concentration Policy. The Fund will concentrate its investments (i.e., invest more than 25% of the value of its net assets) in securities of issuers in any one industry or group of industries only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries.”

3.                                      Comment:                                     Page 5: Because the underlying index is rebalanced monthly, it appears that high turnover may be a risk.  In addition, given the Fund’s strategy of investing in emerging market countries, it appears that the Fund is subject to valuation risk.

Response:                                        Agreed. We have added disclosure relating to high turnover risk and valuation risk to the Prospectus, both in the “Summary Information” section and in the section on “Principal Risks of Investing in the Fund.” The added disclosure reads as follows:

“Valuation Risk. The Fund will invest in foreign bonds and, because foreign exchanges may be open on days when the Fund does not price its shares, the value of the non-U.S. securities in the Fund’s portfolio may change on days when the you will not be able to purchase or sell your Shares.

Portfolio Turnover Risk. The Fund’s Underlying Index rebalances monthly and, as a result, the Fund may engage in frequent trading of its portfolio securities in connection with the rebalancing or adjustment of the Underlying Index.  This may result in a high portfolio turnover rate.  A portfolio turnover rate of 200%, for example, is equivalent to the Fund buying and selling all of its securities two times during the course of a year. A high portfolio turnover rate (such as 100% or more) could result in high brokerage costs for the Fund. A high portfolio turnover rate also can result in an increase in taxable capital gains distributions to the Fund’s shareholders and an increased likelihood that the capital gains will be taxable at ordinary rates.”

4.                                      Comment:                                     Page 5: Provide the ratings given by the rating agencies to securities rated below investment grade. Disclose whether there is a ratings floor below which the Fund will not invest or, in the alternative, disclose that the Fund may invest in securities of any rating.

Response:                                        As described in the principal investment strategies section of the Fund’s Prospectus, the Fund will invest in government bonds issued by countries whose national governments have a minimum domestic sovereign debt rating of “C” by either S&P or Moody’s. We have revised the disclosure for this risk to reiterate that point and to include the standard ratings provided by the rating agencies for securities rated below investment grade.  The revised disclosure reads as follows:

“Non-Investment Grade Securities Risk. The Fund may invest in securities that are rated below investment grade (i.e., securities rated “BB+” or below by S&P or “Ba1” or below by Moody’s); however, the Fund will only invest in bonds issued by national governments of countries that have a minimum domestic sovereign debt rating of “C” by either S&P or Moody’s. Non-investment grade securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as interest rate sensitivity, negative perceptions of the non-investment grade securities markets generally, real or perceived adverse economic conditions and less secondary market liquidity. If the issuer of non-investment grade securities defaults, the Fund may incur additional expenses to seek recovery.”

5.                                      Comment:                                     Page 5: Please reconcile the disclosure in the sampling risk section with inconsistent disclosure later in the Prospectus stating that the adviser reserves the right to hold as many securities as it believes necessary to achieve the Fund’s investment objective.

Response:                                        We have revised the disclosure under “sampling risk” in both the Fund’s summary section and in the statutory portion of the Prospectus to clarify that the Fund generally will hold a smaller number of securities than are in the Underlying Index, but that it may hold as many securities as necessary to achieve its investment objective.  This language is consistent with later disclosure in the Prospectus about the adviser’s use of a sampling methodology. The revised disclosure now reads as follows:

“Sampling Risk. Although it may hold as many securities as necessary to achieve its investment objective, the Fund, by using a representative sampling approach, generally will hold a smaller number of securities than in the Underlying Index. As a result, an adverse development to an issuer of securities that the Fund holds could result in a greater decline in NAV than would be the case if the Fund held all of the securities in the Underlying Index. To the extent the assets in the Fund are smaller, these risks will be greater.”

6.                                      Comment:                                     Page 6: Will creation units be issued only for cash or primarily for cash? Please make the disclosure consistent on this point.

Response:                                        The Fund will issue creation units primarily in exchange for cash, but it reserves the right to require delivery of in-kind securities in exchange for creation units.  We have revised the disclosure on page 6 accordingly to make it consistent with disclosure elsewhere in the registration statement.  It now reads as follows:

“The Fund issues and redeems Shares at NAV only with authorized participants (“APs”) and only in large blocks of 100,000  Shares (each block of Shares is called a “Creation Unit”), or multiples thereof (“Creation Unit Aggregations”), primarily in exchange for the delivery of cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.”

7.                                      Comment:                                     Page 7. Does the phrase “utilize various combinations of other available investment techniques” include the use of derivatives?

Response:                                        We hereby confirm that the Fund will not use derivatives in pursuing its investment objective.

8.                                      Comment:                                     Page 10: Given that the Fund may invest in other funds, is Acquired Fund Fees and Expenses an entry required in the fee table?

Response:                                        Although the Fund may invest in other mutual funds, it does not currently expect to do so. If the Fund were to do so, it will disclose such Acquired Fund Fees and Expenses in the expense table in the summary section of the Prospectus, as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

9.                                      Comment:                                     Page 12: The heading “How to Buy and Sell Shares” should be bolded.

Response:                                        We have bolded this heading.

10.                               Comment:                                     Page 15: Revise the disclosure on fair valuation under the section “Net Asset Value” to state that the Board monitors the fair value procedures that it previously has adopted. (See Release IC-26299 (December 17, 2003)).

Response:                                        We respectfully disagree with the staff’s request.  The Board of Trustees of the Trust has adopted fair valuation procedures for the Trust and has delegated responsibility of fair valuing securities to the Fund’s adviser, who does so in good faith pursuant to those Board-approved procedures.  The Board reviews and ratifies all fair value determinations that the adviser has made. Although Release IC-26299 does set forth rules requiring funds to adopt procedures to fair value securities, it does not require a fund to disclose the fact that a board monitors these procedures in a fund’s registration statement.

Statement of Additional Information

1.                                      Comment:                                     Page 2: Explain the circumstances under which the Fund will redeem in cash, either in whole or in part.  Are redemptions in cash, either in whole or in part, consistent with the terms of the Fund’s exemptive order?

Response:                                        Given the Fund’s strategy to invest in debt securities issued by the national governments of emerging market countries, the particular components of a creation unit for the Fund may not be available to be delivered to an authorized participant as part of an in-kind basket of securities during a redemption. To the extent that such securities are not available, the Fund will redeem its creation units in cash.  Moreover, the exemptive relief granted to the Trust permits the Fund “the right to make redemption payments … in cash, ‘in-kind,’ or a combination of both…”.

2.                                      Comment:                                     Page 2:  Please explain what is meant by “make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing” as stated in fundamental investment restriction (2).  Please revise the disclosure to make clear that the Fund will cover non-bank borrowings by maintaining a segregated account containing assets equal in value to those borrowings.

Response:                                        The Fund may engage in other transactions that involve a borrowing only to the extent permissible under the 1940 Act and only so long as the total borrowings of the Fund do not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings).  Such other transactions could include futures contracts, although we note that the Fund presently does not intend to transact in such contracts. Should the Fund engage in such transactions at a later date, we confirm that (1) we will amend the registration statement accordingly to disclose this fact, and (2) the total amount that the Fund borrows will be permissible in accordance with the Fund’s fundamental investment restrictions.

In addition, we have included disclosure following the list of fundamental investment restrictions stating that if the Fund’s bank borrowings, repurchase agreements and loans of portfolio securities exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings), the Fund will take corrective action to reduce the amount of its bank borrowings, repurchase agreements and loans of portfolio securities to an extent that such transactions will not exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or loans).

3.                                      Comment:                                     Page 2: Does the Fund currently intend to engage in portfolio securities lending? If so, please disclose, where appropriate, the additional conditions that must be met whenever the Fund’s portfolio securities are loaned.

Response:                                        We hereby confirm that the Fund currently does not intend to lend the securities in its portfolio. Should the Fund engage in such transactions at a later date, we confirm that we will amend the registration statement accordingly to disclose the conditions that must be met to engage in this type of transaction.

4.                                      Comment:                                     Page 2: Revise fundamental investment restriction (4) to clarify that the restriction includes repurchase agreements as well as loans.

Response:                                        Agreed. Fundamental investment restriction (4) has been revised according to the staff’s comments as follows:

“(4)  Make loans to other persons, except through (i) the purchase of debt securities permissible under the Fund’s investment policies, (ii) repurchase agreements or (iii) the lending of portfolio securities, provided that no such repurchase agreements or loan of portfolio securities may be made by the Fund if, as a result, the aggregate of such repurchase agreements and loans would exceed 33 1/3 % of the value of the Fund’s total assets.

5.                                      Comment:                                     Page 2: Revise the paragraph following the list of fundamental investment restrictions as indicated.

Response:                                        Agreed. This paragraph has been revised according to staff comment to read as follows:

Except for restriction (2), (4)(iii) and (7), if the Fund adheres to a percentage at the time of investment, a later increase in percentage resulting from a change in market value of the investment or the total assets, or the sale of a security out of its portfolio, will not constitute a violation of that restriction. With respect to restriction (2), (4)(iii) and (7), in the event that the Fund’s bank borrowings, repurchase agreements and loans of portfolio securities at any time exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings) due to subsequent changes in the value of the Fund’s assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its bank borrowings, repurchase agreements and loans of portfolio securities to an extent that such transactions will not exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or loans).

6.                                      Comment:                                     Page 2: Regarding non-fundamental investment restriction (1) “options, futures contracts, options on futures contracts, or other derivative instruments” may be senior securities.  As an open-end fund, the Fund is not permitted to create senior securities, except as permitted by Section 18(f)(1) of the 1940 Act.  To avoid creating senior securities, all leveraging must be adequately covered. Please describe the Fund’s overall asset segregation policies with respect to both “physically settled” and “cash settled” derivatives, such as options and futures.

Response:                                        We hereby confirm that the Fund will not employ derivatives in pursuing its investment objective.  However, should the Fund use derivatives, the Fund will segregate liquid assets to “cover” open positions in futures contracts. For futures contracts that do not cash settle, the Fund will segregate liquid assets equal to the full notional value of the futures contracts while the positions are open. For futures contracts that do cash settle, the Fund will set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the futures contract, if any, rather than their full notional value.

7.                                      Comment:                                     Page 13: Please explain to us how the deferred compensation plan for the independent trustees is consistent with the letter to Craig S. Tyle, Esq., General Counsel of the Investment Company Institute (May 14, 1998).

Response:                                        The Trust’s deferred compensation plan (the “Plan”) allows each Independent Trustee to defer payment of all or a portion of the fees that the Trustee receives for serving on the Board throughout the year. An Independent Trustee may elect to have deferred amounts credited with returns equal to the total returns of up to five eligible funds in the PowerShares Fund Complex that are offered as investment options under the Plan.  The amount of compensation that an Independent Trustee defers is adjusted periodically as though an equivalent amount of compensation had been invested in the shares of one or more of the eligible funds.  The Independent Trustees are not eligible to participate in any PowerShares-related pension or profit sharing plan.

The Trust’s Plan therefore is analogous with the type of deferred account discussed in the 1998 letter to Craig Tyle (the “Letter”).  The Plan, just like those plans described in the Letter, permits investments in affiliated funds that “are not made in return for the provision of services.  Rather, the payments arise from the [Trustee’s] investment, in effect, of his or her own assets in the Affiliated Fund.  The [Trustee’s] economic return from the Affiliated Fund is essentially the same as that of a holder of the Affiliated Fund’s shares.” According to the staff’s position in the Letter, such a plan does not implicate Section 17(d) of the 1940 Act or Rule 17d-1 thereunder.

*       *       *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia, Esq.

PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

December 28, 2012

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i)                                     The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)                                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)                               The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary